FILE NO. 82-3919

(Translation)

February 17, 2004

BRIEF STATEMENT OF ACCOUNTS
FOR THE THIRD QUARTER OF THE YEAR ENDING MARCH 31, 2004
(CONSOLIDATED)

BANDAI CO., LTD.
(URL: http://www.bandai.co.jp/)

Stock Code: 7967
Stock Exchange: Tokyo Stock Exchange (TSE), First Section

Representative: Takeo Takasu
President and Representative Director

Person to contact: Hiroshi Kawasaki
General Manager, President Office
TEL (03) 3847-5005

1. **Matters concerning the preparation of the brief quarterly statement of accounts:**

1) Differences from the accounting method for the most recent fiscal year on a consolidated basis: Yes.

Tax effect accounting is based on a simplified method.

2) Changes in the scope of consolidation and the application of equity method:

Consolidated subsidiaries	(inclusion):	4 companies	(Pleasure Cast Co., Ltd., Bandai Channel Co., Ltd., BAN POCKET Co., Ltd., Bandai Korea Co., Ltd.)
Consolidated subsidiaries	(exclusion):	2 companies	(Bandai Automobile Co., Ltd., Bandai Pte. Ltd.)
Companies subject to equity method	(inclusion):	1 company	(Tohato Co., Ltd.)

3) The disclosure of brief quarterly statements of accounts has commenced as from the current fiscal year. Hence, no actual results for the third quarter of the previous fiscal year or no comparison with the actual results for the third quarter of the previous fiscal year is given herein.

2. Summary of the operating results for the third quarter of the year ending March 31, 2004 (from April 1, 2003 to December 31, 2003):

(1) Progress of consolidated operating results

(In millions of yen, rounded down, except where noted)

	Net Sales		Operating Income		Recurring Income	
Third Quarter Ended December 31, 2003	193,092	-%	24,893	-%	24,511	-%
(For reference) Fiscal Year Ended March 31, 2003	244,949		25,868		26,435	

	Net Income		Net Income Per Share	Fully Diluted Earnings Per Share
Third Quarter Ended December 31, 2003	12,690	-%	129.60 yen	129.31 yen
(For reference) Fiscal Year Ended March 31, 2003	12,667		254.09 yen	253.74 yen

(Notes) 1) The Company split each share of common stock into two shares on November 20, 2003. Net income per share and fully diluted earnings per share for the third quarter of the year ending March 31, 2004 are calculated as if the stock split were made at the beginning of the period.

2) Net income per share and fully diluted earnings per share for the fiscal year ended March 31, 2003 as if the stock split were made at the beginning of the period are 127.05 yen and 126.87 yen, respectively.

(2) Movement in the consolidated financial position

(In millions of yen, rounded down, except where noted)

	Total Assets	Shareholders' Equity	Equity Ratio	Equity Per Share
Third Quarter Ended December 31, 2003	229,200	127,859	55.7%	1,300.94 yen
(For reference) Fiscal Year Ended March 31, 2003	225,683	116,116	51.4%	2,370.91 yen

(Note) Equity per share for the fiscal year ended March 31, 2003 as if the stock split were made at the beginning of the period is 1,185.45 yen.

(3) Consolidated statement of cash flows

(In millions of yen, rounded down)

	Net cash provided by operating activities	Net cash provided by investing activities	Net cash provided by financing activities	Cash and cash equivalents at the end of the period
Third Quarter Ended December 31, 2003	5,256	(7,709)	(11,163)	69,196
(For reference) Fiscal Year Ended March 31, 2003	28,009	(3,967)	14,780	83,326

3. Forecasts of consolidated operating results for the year ending March 31, 2004 (from April 1, 2003 to March 31, 2004)

(In millions of yen, rounded down)

	Net Sales	Recurring Income	Net Income
Fiscal Year Ending March 31, 2004	260,000	26,500	13,500

For reference: Projected net income per share for the current fiscal year (full year): 135.05 yen

* The above forecasts are based on the information available to management at the time they are publicized, as well as assumptions about uncertain factors thought likely to have an effect on future operating results at the time they are publicized. Hence, actual results may differ materially from these forecasts for a variety of reasons.

4. Qualitative information on the summary of operating results for the third quarter and the forecasts of operating results, etc.

(1) Qualitative information on the progress of consolidated operating results, etc.

For the third quarter of the fiscal year under review (from October 1, 2003 to December 31, 2003), the Japanese economy began to show some good signs, such as improvements in corporate earnings owing to robust exports to China and other Asian countries. However, the employment situation continued to remain difficult and private spending slowed down. Thus, the economy has not entered a phase of real recovery.

Under these circumstances, the Bandai Group, based on its three-year medium-term business plan starting in April 2003, has worked for the "expansion of business" placing emphasis on profitability. Specifically, the Group has actively promoted a character-based "business creation strategy" and "business expansion strategy" focusing on further growth in existing businesses, as well as various measures, in order to achieve sales growth rates higher than those achievable heretofore.

During the third quarter under review, in the toys and hobby area, character toys for boys led by "*Masked Rider 555*" and "*Power Rangers*" *(Bakuryu Sentai AbaRangers)* showed strong performance, specifically. In the game software area, major titles showed good growth. *Mobile Suit Gundam SEED*", which attracted a broader range of viewers than ever before, continued to remain popular after the end of its TV broadcast and greatly contributed to a sales increase in various business areas, including DVD software and plastic models.

(2) Qualitative information on changes in the consolidated financial status, etc.

1) Summary of assets, liabilities and shareholders' equity at the end of the third quarter of the fiscal year under review:

Total assets (the total liabilities, minority interests and shareholders' equity) increased by 3,516 million yen as net income for the third quarter of the fiscal year under review amounted to 12,690 million yen, in spite of the redemption of 10,000 million yen of bonds.

Shareholders' equity increased by 11,743 million yen as net income accounted for 12,690 million yen.

2) Summary of cash flows for the third quarter of the fiscal year under review:

Cash flows from operating activities were 5,256 million yen as 24,913 million yen of net income before income taxes exceeded the effects of an increase in notes and accounts receivable - trade and the payment of corporate income taxes.

Cash flows from investing activities were 7,709 million yen due to payments of 7,351 million yen for acquisition of tangible fixed assets.

Cash flows from financing activities were 11,163 million yen due to the redemption of 10,000 million yen of bonds.

As a result, after an exchange adjustment for cash and cash equivalents, cash and cash equivalents at the end of the third quarter of the fiscal year under review decreased by 14,130 million yen from the end of the previous fiscal year to 69,196 million yen.

(3) Qualitative information on the forecasts of operating results, etc.

The Japanese economy is expected to register a tone of slow recovery, such as better corporate earnings and capital investment growth. Our sales are projected to increase steadily as our branded characters, led by "*Mobile Suit Gundam*", "*Masked Rider*" and "*PowerRangers (Super Sentai)*" series, as well as our new characters led by "*Konjiki no Gasshuberu*", are popular. However, Banpresto Co., Ltd., a subsidiary of the Company, has postponed the launch of its major game software titles and the Company has incurred greater investment losses applied by the equity method. Hence, incomes are projected to fall below the previous forecast.

Adjustment to the forecast of consolidated operating results for the fiscal year ending March 31, 2004 (from April 1, 2003 to March 31, 2004):

(million yen, %)

	Net Sales	Recurring Income	Net Income
Previous forecast (A)	255,000	28,000	14,200
Adjusted forecast (B)	260,000	26,500	13,500
Amount of increase or decrease (B-A)	5,000	(-) 1,500	(-) 700
Rate of increase or decrease	2.0%	(-) 5.4%	(-) 4.9%
Previous results (for the fiscal year ended March 31, 2003)	244,949	26,435	12,667

(For reference): Projected net income per share for the current fiscal year (full year): 135.05 yen

* The above forecasts are based on the information available to management at the time they are publicized, as well as assumptions about uncertain factors thought likely to have an effect on future operating results at the time they are publicized. Hence, actual results may differ materially from these forecasts for a variety of reasons.

[Attachment]

1. Consolidated Financial Statements for the Third Quarter

(1) Summary of Consolidated Balance Sheet for the Third Quarter

(In millions of yen, rounded down)

	Third quarter ended December 31, 2003 (As of December 31, 2003)		Prior fiscal year ended March 31, 2003 (As of March 31, 2003)	
	Amount	%	Amount	%
(Assets)				
I. CURRENT ASSETS	**158,884**	**69.3**	**158,781**	**70.4**
Cash and time deposits	64,377		81,594	
Notes and accounts receivable-trade	55,292		45,670	
Inventories	12,005		8,115	
Deferred tax assets-current	4,871		5,085	
Other current assets	23,021		19,008	
Allowance for doubtful receivables	(683)		(691)	
II. FIXED ASSETS	**70,315**	**30.7**	**66,901**	**29.6**
1. Tangible Fixed Assets	39,432	17.2	37,184	16.5
Buildings and structures	11,321		11,003	
Land	16,410		16,598	
Other tangible fixed assets	11,699		9,581	
2. Intangible Fixed Assets	2,277	1.0	2,577	1.1
3. Investment and Other Assets	28,605	12.5	27,139	12.0
Investment in securities	13,502		10,861	
Deferred tax assets-non-current	3,446		4,369	
Deferred tax assets, land revaluation	8,398		8,398	
Other assets	4,859		4,631	
Allowance for investment loss	(540)		-	
Allowance for doubtful receivables	(1,061)		(1,121)	
TOTAL ASSETS	**229,200**	**100.0**	**225,683**	**100.0**

(In millions of yen, rounded down)

	Third quarter ended December 31, 2003 (As of December 31, 2003)		Prior fiscal year ended March 31, 2003 (As of March 31, 2003)	
	Amount	%	Amount	%
(Liabilities)				
I. CURRENT LIABILITIES	**57,464**	**25.1**	**67,215**	**29.8**
Notes and accounts payable-trade	29,193		27,057	
Short-term bank loans	364		1,480	
Current maturities of long-term debt	-		10,000	
Accounts payable - other	14,186		17,231	
Other current liabilities	13,719		11,446	
II. FIXED LIABILITIES	**27,654**	**12.1**	**27,785**	**12.3**
Bonds	25,200		25,200	
Long-term debt	13		69	
Accrued retirement and severance benefits	543		549	
Officers' retirement allowance reserve	1,346		1,395	
Other fixed liabilities	550		570	
TOTAL LIABLITIES	**85,118**	**37.2**	**95,000**	**42.1**
(Minority Interests)				
Minority interests	16,221	7.1	14,566	6.5
(Shareholders' Equity)				
I. Common stock	24,139	10.5	23,633	10.5
II. Capital surplus	23,472	10.2	22,966	10.2
III. Earned surplus	91,023	39.7	79,734	35.3
IV. Difference on land revaluation	(12,085)	(5.3)	(12,085)	(5.4)
V. Other valuation differences of securities	1,639	0.7	927	0.4
VI. Foreign currency translation adjustment	(167)	-	1,090	0.5
VII. Treasury stock	(161)	(0.1)	(151)	(0.1)
Total Shareholders' Equity	**127,859**	**55.7**	**116,116**	**51.4**
Total Liabilities, Minority Interests and Shareholders' Equity	**229,200**	**100.0**	**225,683**	**100.0**

(2) Summary of Consolidated Statement of Income for the Third Quarter

(In millions of yen, rounded down)

	Third quarter ended December 31, 2003 (April 1, 2003 to December 31, 2003)		Prior fiscal year ended March 31, 2003 (April 1, 2002 to March 31, 2003)	
	Amount	%	Amount	%
I. Net Sales	**193,092**	**100.0**	**244,949**	**100.0**
II. Cost of Sales	**105,946**	**54.9**	**138,149**	**56.4**
Gross Profit	**87,146**	**45.1**	**106,800**	**43.6**
III. Selling, General and Administrative Expenses	**62,252**	**32.2**	**80,932**	**33.0**
Operating Income	**24,893**	**12.9**	**25,868**	**10.6**
IV. Non-operating Income	**984**	**0.5**	**1,595**	**0.7**
Interest income	302		439	
Investment income applied by the equity method	-		345	
Other non-operating income	682		810	
V. Non-operating Expenses	**1,366**	**0.7**	**1,028**	**0.5**
Interest expense	304		378	
Investment loss applied by the equity method	592		-	
Other non-operating expenses	469		649	
Recurring Income	**24,511**	**12.7**	**26,435**	**10.8**
VI. Extraordinary Income	**1,415**	**0.7**	**551**	**0.2**
Gain on sale of fixed assets	24		132	
Gain on sale of investments in securities	1,228		266	
Others	162		152	
VII. Extraordinary Loss	**1,013**	**0.5**	**3,077**	**1.2**
Loss on disposal and sale of fixed assets	164		1,453	
Loss on sale of investments in securities	12		2	
Loss on valuation of investments in securities	125		773	
Amount transferred to allowance for investments loss	540		-	
Others	171		848	
Net Income before Income Taxes	**24,913**	**12.9**	**23,908**	**9.8**
Corporate Income Taxes, etc.	**11,391**	**5.9**	**9,888**	**4.0**
Minority Interests	**831**	**0.4**	**1,353**	**0.6**
Net Income	**12,690**	**6.6**	**12,667**	**5.2**

(3) Summary of Consolidated Statement of Cash Flows for the Third Quarter

(In millions of yen, rounded down)

	Third quarter ended December 31, 2003 (April 1, 2003 to December 31, 2003)	Prior fiscal year ended March 31, 2003 (April 1, 2002 to March 31, 2003)
I. Cash Flows from Operating Activities		
Net income before income taxes	24,913	23,908
Depreciation and amortization of consolidation goodwill	5,015	8,560
Increase (decrease) in allowances and reserves	507	309
Investment loss (income) applied by the equity method	592	(345)
Loss (gain) on disposal and sale and valuation of fixed assets	139	1,568
Loss (gain) on sale and write-down of investments in securities	(1,090)	509
Decrease (increase) in notes and accounts receivable—trade	(9,754)	1,933
Decrease (increase) in inventories	(3,986)	(501)
Increase (decrease) in notes and accounts payable—trade	2,054	(1,349)
Increase (decrease) in accounts payable	(2,971)	2,556
Payment of bonus to officers	(280)	(200)
Other	(635)	232
Subtotal	**14,504**	**37,182**
Amount of interest and dividends received	513	592
Amount of interest paid	(372)	(397)
Amount of income and other taxes paid	(9,389)	(9,368)
Net cash provided by operating activities	**5,256**	**28,009**
II. Cash Flows from Investing Activities		
Decrease (increase) in time deposits	812	695
Decrease (increase) in marketable securities	(985)	(475)
Payments for acquisition of property, plant and equipment	(7,351)	(7,505)
Proceeds from sale of property, plant and equipment	473	1,510
Payments for acquisition of investments in securities	(2,474)	(1,162)
Proceeds from sale of investments in securities	859	783
Proceeds (Payments) due to acquisition of consolidated subsidiary's stock	144	(1,052)
Proceeds from sale of consolidated subsidiary's stock	1,325	-
Payments for furnishing loans receivable	(575)	(934)
Proceeds from collection of loans receivable	396	5,259
Other	(334)	(1,087)
Net cash provided by (used in) investing activities	**(7,709**	**(3,967**

(In millions of yen, rounded down)

	Third quarter ended December 31, 2003 (April 1, 2003 to December 31, 2003)	Prior fiscal year ended March 31, 2003 (April 1, 2002 to March 31, 2003)
III. Cash Flows from Financing Activities		
Net increase (decrease) in short-term loans payable	(1,097)	(2,104)
Payments for repayment of long-term loans payable	(117)	(1,165)
Proceeds from issuing of bonds	-	24,859
Payments for redemption of bonds	(10,000)	(5,000)
Proceeds from issuing of stocks	1,011	14
Proceeds from minority shareholders' subscription	1,340	-
Payments for acquisition of treasury stock	(12)	(30)
Amount of cash dividends paid	(1,957)	(1,467)
Amount of cash dividends paid to minority shareholders	(330)	(326)
Net cash provided by (used in) financing activities	**(11,163)**	**14,780**
IV. Exchange Adjustment for Cash and Cash Equivalents	**(894)**	**(581)**
V. Net Increase (Decrease) in Cash and Cash Equivalents	**(14,511)**	**38,240**
VI. Cash and Cash Equivalents at the Beginning of the Period	**83,326**	**45,005**
VII. Increase in Cash and Cash Equivalents Resulting from Inclusion in the Scope of Consolidation	**506**	**80**
VIII. Decrease in Cash and Cash Equivalents Resulting from Exclusion in the Scope of Consolidation	**(125)**	**-**
IX. Cash and Cash Equivalents at the End of the Period	**69,196**	**83,326**